================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 26)

                         ------------------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)


ORDINARY SHARES OF EURO 0.55 PAR VALUE EACH                         87927W10
     (Title of class of securities)                              (CUSIP number)


                           ALEXANDER ROSENZWEIG, ESQ.
                     VICE PRESIDENT AND CHIEF LEGAL OFFICER
                           PIRELLI NORTH AMERICA, INC.
                              246 STONERIDGE DRIVE
                                    SUITE 400
                         COLUMBIA, SOUTH CAROLINA 29210
                                 (803) 951-1040

                                 WITH A COPY TO:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                DECEMBER 18, 2003
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

---------------------------------------------------------------                ----------------------------------------------------
CUSIP No.  87927W10                                                   13D                                          Page 2 of 7
---------------------------------------------------------------                ----------------------------------------------------
--------------------     ----------------------------------------------------------------------------------------------------------
     1                   NAME OF REPORTING PERSON                                 PIRELLI & C. S.p.A.
                         I.R.S. IDENTIFICATION NO. Not Applicable OF
                         ABOVE PERSON
--------------------     ----------------------------------------------------------------------------------------------------------
     2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (a) [X]
                                                                                                                       (b) [ ]
--------------------     ----------------------------------------------------------------------------------------------------------
     3                   SEC USE ONLY
--------------------     ----------------------------------------------------------------------------------------------------------
     4                   SOURCE OF FUNDS:                                                             BK, WC

--------------------     ----------------------------------------------------------------------------------------------------------
     5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
                                                                                                                          [ ]
--------------------     ----------------------------------------------------------------------------------------------------------
     6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                                                           Italy
--------------------     ----------------------------------------------------------------------------------------------------------
                                   7                SOLE VOTING POWER:                                                     0
  NUMBER OF
   SHARES

BENEFICIALLY
  OWNED BY

    EACH
  REPORTING

 PERSON WITH
                         ----------------------     -------------------------------------------------------------------------------
                                   8                SHARED VOTING POWER:                                             1,751,765,823
                                                                                                                     (See Item 5)
                         ----------------------     -------------------------------------------------------------------------------
                                   9                SOLE DISPOSITIVE POWER:                                                0

                         ----------------------     -------------------------------------------------------------------------------
                                  10                SHARED DISPOSITIVE POWER:                                        1,751,765,823
                                                                                                                     (See Item 5)
--------------------     ----------------------------------------------------------------------------------------------------------
    11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                    1,751,765,823
                                                                                                                     (See Item 5)
--------------------     ----------------------------------------------------------------------------------------------------------
    12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [ ]
--------------------     ----------------------------------------------------------------------------------------------------------
    13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           17.01%
                                                                                                                    (See Item 5)
--------------------     ----------------------------------------------------------------------------------------------------------
    14                   TYPE OF REPORTING PERSON:                                       CO
--------------------     ----------------------------------------------------------------------------------------------------------





                                       2

---------------------------------------------------------------                ----------------------------------------------------
CUSIP No.  87927W10                                                   13D                                          Page 2 of 7
---------------------------------------------------------------                ----------------------------------------------------

--------------------     ----------------------------------------------------------------------------------------------------------
     1                   NAME OF REPORTING PERSON                                 Olimpia S.p.A.
                         I.R.S. IDENTIFICATION NO. Not Applicable OF
                         ABOVE PERSON
--------------------     ----------------------------------------------------------------------------------------------------------
     2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (a) [X]
                                                                                                                       (b) [ ]
--------------------     ----------------------------------------------------------------------------------------------------------
     3                   SEC USE ONLY
--------------------     ----------------------------------------------------------------------------------------------------------
     4                   SOURCE OF FUNDS:                                                             WC
--------------------     ----------------------------------------------------------------------------------------------------------
     5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
                                                                                                                          [ ]
--------------------     ----------------------------------------------------------------------------------------------------------
     6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                                                           Italy
--------------------     ----------------------------------------------------------------------------------------------------------
                                   7                SOLE VOTING POWER:                                                     0
  NUMBER OF
   SHARES

BENEFICIALLY
  OWNED BY

    EACH
  REPORTING

 PERSON WITH
                         ----------------------     -------------------------------------------------------------------------------
                                   8                SHARED VOTING POWER:                                              See Item 5

                         ----------------------     -------------------------------------------------------------------------------
                                   9                SOLE DISPOSITIVE POWER:                                                0

                         ----------------------     -------------------------------------------------------------------------------
                                  10                SHARED DISPOSITIVE POWER:                                         See Item 5

--------------------     ----------------------------------------------------------------------------------------------------------
    11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                     See Item 5
--------------------     ----------------------------------------------------------------------------------------------------------
    12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [ ]
--------------------     ----------------------------------------------------------------------------------------------------------
    13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          See Item 5

--------------------     ----------------------------------------------------------------------------------------------------------
    14                   TYPE OF REPORTING PERSON:                                       CO
--------------------     ----------------------------------------------------------------------------------------------------------


           This Amendment No. 26 amends the Statement on Schedule 13D, dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A. (which, as reported in Amendment No. 21 to the Statement on Schedule 13D, subsequently merged with and into Pirelli & C. S.p.A., a company incorporated under the laws of the Republic of Italy), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A., a company incorporated under the laws of the Republic of Italy, with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

           Pirelli & C., Olimpia, Edizione Holding and Edizione Finance, Hopa, UCI and BCI are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Pirelli & C. and Olimpia in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli & C. and Olimpia are responsible solely for the information contained in their separate filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of Olimpia nominated by Edizione Holding, Hopa, UCI or BCI has been provided by the nominating person or by such nominee director or officer.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

           Reference is made to Item 4 of Amendment No. 25 to the Statement on
Schedule 13D. On December 18, 2003, Olimpia purchased 294,750,000 Telecom Italia Shares from Mediobanca at a price per share of euro 2.37 pursuant to the agreement entered into by Olimpia and Mediobanca on November 5, 2003. Olimpia obtained the purchase price from capital contributed by its shareholders, as reported in Item 4 of Amendment No. 25 to the Statement on Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

           After giving effect to the acquisition of the 294,750,000 Telecom Italia Shares referred to in Item 3, Olimpia holds 1,751,765,823 Telecom Italia Shares, representing approximately 17.01% of the total number of outstanding Telecom Italia Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Reference is made to the New Partners Agreement (as that term is defined in Item 3 of Amendment No. 2 to the Statement on Schedule 13D). On December 16, 2003, Pirelli, UCI and Banca Intesa entered into an agreement to amend the New Partners Agreement (the "New Partners Agreement Amendment"). Pursuant to the New Partners Agreement Amendment, each of UCI and Banca Intesa agrees to fully subscribe for its proportional share of Olimpia Shares in connection with the capital increase described in Item 4 of Amendment No. 25 to the Statement on Schedule 13D (such shares, the "New Shares"). In addition, the New Partners Agreement Amendment modifies in certain respects the manner in which the purchase price to be paid by Pirelli for the New Shares is to be determined in the event that any such shares are transferred to Pirelli pursuant to the New Partners Agreement. A copy of the New Partners Agreement Amendment is filed as Exhibit 58 and a copy of a joint press release issued by Pirelli, UCI and Banca Intesa concerning the New Partners Agreement Amendment is filed as
Exhibit 59.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

58.        New Partners Agreement Amendment [English translation].

59. Joint press release of Pirelli, UCI and Banca Intesa Olimpia, dated as of December 18, 2003 [English translation].

                                  EXHIBIT INDEX

Exhibit No.
-----------

58.        New Partners Agreement Amendment [English translation].

59. Joint press release of Pirelli, UCI and Banca Intesa Olimpia, dated as of December 18, 2003 [English translation].

                                   SIGNATURES

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: December 22, 2003

                                     PIRELLI & C. S.p.A.

                                     By: /s/ Giovanna Magrini
                                         --------------------------------------
                                         Name: Giovanna Magrini
                                         Title: Attorney-in-fact



                                     OLIMPIA S.p.A.

                                     By: /s/ Luciano Gobbi
                                         --------------------------------------
                                         Name: Luciano Gobbi
                                         Title: Director and Attorney-in-fact